Exhibit 99.4

PROPOSED AMENDMENT TO THE

ARTICLES OF ASSOCIATION OF

AVG Technologies N.V.,

with its official seat in Amsterdam.

dated 29 April 2016

as it will be presented at the Company’s general meeting of shareholders to be held on 9 June 2016 for its approval.

Office translation

In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation, and if they do, the Dutch text will govern by law.

In this document, Dutch legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

This document contains two columns. The left column contains the text of the provisions of the current Articles of Association of AVG Technologies N.V. that are proposed to be amended and the right column contains the text of the proposed amendments. Explanatory notes to the proposed amendments are available separately.

Current text:	Proposed new text:

Article 9. Own Shares.

(...)

9.3      Acquisition for valuable consideration is permitted only if the General Meeting has authorised the Management Board to do so. Such authorisation will be valid for a period not exceeding five years. The General Meeting must determine in the authorisation the number of Shares or depositary receipts for Shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. In addition, the approval of the Supervisory Board is required for any such acquisition.

Article 9. Own Shares.

(...)

9.3      Acquisition for valuable consideration is permitted only if the General Meeting has authorised the Management Board to do so. Such authorisation will be valid for a period not exceeding eighteen months. The General Meeting must determine in the authorisation the number of Shares or depositary receipts for Shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. In addition, the approval of the Supervisory Board is required for any such acquisition.

Article 14. Appointment, Suspension and Removal of Management Board Members.

(...)

14.3    If the nomination by the Supervisory Board with respect to a vacant seat consists of a list of two or more candidates, such list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of the votes cast representing more than one-third of the Company’s issued capital, resolve that such list is not binding. If such resolution is passed the provisions in Article 14.2 and in the first and second sentences of this Article 14.3 shall apply by analogy. A resolution of the General Meeting of Shareholders to appoint a Management Board member other than pursuant to a nomination by

Article 14. Appointment, Suspension and Removal of Management Board Members.

(...)

14.3    The nomination by the Supervisory Board with respect to a vacant seat is binding. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of the votes cast representing more than one-third of the Company’s issued capital, resolve that such list is not binding. If such resolution is passed the provisions in Article 14.2 and in the first and second sentences of this Article 14.3 shall apply by analogy. A resolution of the General Meeting of Shareholders to appoint a Management Board member other than pursuant to a nomination by the Supervisory Board requires a two-third majority of the votes cast representing more than one-half of the Company’s issued capital.

the Supervisory Board requires a two-third majority of the votes cast representing more than one-half of the Company’s issued capital.

14.4    At a General Meeting of Shareholders, votes in respect of the appointment of a Management Board member can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board retains the right to make a new binding or non-binding nomination at a next meeting.

14.4    At a General Meeting of Shareholders, votes in respect of the appointment of a Management Board member can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board retains the right to make a new binding nomination at a next meeting.

Article 15. Duties, Decision-making Process and Allocation of Duties. (…)

Article 15. Duties, Decision-making Process, Allocation of Duties and Conflicts of Interest.

(…)

15.4    A Management Board member may not participate in deliberating or decision-making within the Management Board, if with respect to the matter concerned he has a direct or indirect personal interests that conflicts with the interests of the Company and the business connected with it. If, as a result hereof, the Management Board cannot make a decision, the Supervisory Board will resolve the matter.

15.5    The Management Board member who in connection with a (potential) conflict of interests does not exercise certain duties and powers will insofar be regarded as a Management Board member who is unable to perform his duties (belet).

Article 16. Representation; Conflicts of Interest.

(…)

16.2    The Management Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The authority of an officer thus

Article 16. Representation.

(…)

16.2    The Management Board may appoint officers with general or limited power to represent the Company. Each officer will be authorised to represent the Company, subject to the restrictions imposed on him.

appointed may not extend to any transaction where the Company has a conflict of interest with the officer concerned or with one or more Management Board members.

16.3    In the event of a conflict of interest between the Company and a Management Board member, the Supervisory Board may appoint a member of the Management Board or a member of the Supervisory Board to represent the Company.

16.3    In the event of a conflict of interests as referred to in Article 15.4, the provisions of Article 16.1 will continue to apply unimpaired. In addition, the Supervisory Board may, ad hoc or otherwise, appoint one or more persons to represent the Company in matters in which a (potential) conflict of interests exists between the Company and one or more Management Board members.

Article 18. Vacancy or Inability to Act.

18.1    If a seat on the Management Board is vacant or a Management Board member is unable to perform his duties, the remaining Management Board member or members will be temporarily entrusted with the management of the Company.

18.2    If all seats on the Management Board are vacant or all Management Board members are unable to perform their duties, the management of the Company will be temporarily entrusted to the Supervisory Board, which has the authority to temporarily entrust the management of the Company to one or more Supervisory Board members and/or one or more other persons.

Article 18. Vacancy or Inability to Act.

18.1    For each vacant seat on the Management Board, the Supervisory Board can determine that it will be temporarily occupied by a person (a stand-in) designated by the Supervisory Board. Persons that can be designated as such include (without limitation) Supervisory Board members.

18.2    If and as long as one or more seats on the Management Board are vacant, the management of the Company will be temporarily entrusted to the person or persons who (whether as a stand-in or not) do occupy a seat in the Management Board. If and as long as all seats are vacant and no seat is temporarily occupied, the Supervisory Board will be temporarily entrusted with the management of the Company.

18.3    When determining to which extent Management Board members are present or represented, consent to a manner of adopting resolutions, or vote, stand-ins will be counted-in and no account will be taken of vacant seats for which no stand-in has been designated.

18.4    For the purpose of this Article 18, the seat of a Management Board member who is unable to perform his duties (belet) will be treated as a vacant seat.

Article 20. Appointment, Suspension and Removal of Supervisory Board Members.

(…)

20.3    If the nomination by the Supervisory Board with respect to a vacant seat consists of a list of two or more candidates, such list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of the votes cast representing more than one-third of the Company’s issued capital, resolve that such list is not binding. If such resolution is passed the provisions in Article 20.2 and in the first and second sentences of this Article 20.3 shall apply by analogy. A resolution of the General Meeting of Shareholders to appoint a Supervisory Board member other than pursuant to a nomination by the Supervisory Board requires at least two-third of the votes cast representing more than one-half of the Company’s issued capital.

20.4    At a General Meeting of Shareholders, votes in respect of the appointment of a Supervisory Board member can only be cast for candidates named in the agenda of the meeting or the explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board retains the right to make a new binding or non-binding nomination at a next meeting.

Article 20. Appointment, Suspension and Removal of Supervisory Board Members.

(…)

20.3    The nomination by the Supervisory Board with respect to a vacant seat is binding. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of the votes cast representing more than one-third of the Company’s issued capital, resolve that such list is not binding. If such resolution is passed the provisions in Article 20.2 and in the first and second sentences of this Article 20.3 shall apply by analogy. A resolution of the General Meeting of Shareholders to appoint a Supervisory Board member other than pursuant to a nomination by the Supervisory Board requires at least two-third of the votes cast representing more than one-half of the Company’s issued capital.

20.4    At a General Meeting of Shareholders, votes in respect of the appointment of a Supervisory Board member can only be cast for candidates named in the agenda of the meeting or the explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board retains the right to make a new binding nomination at a next meeting.

Article 23 Meetings; Decision-making Process. (…)

Article 23 Meetings, Decision-making Process, Conflicts of Interest and Vacancy or Inability to Act.

(…)

23.6    A Supervisory Board member may not participate in deliberating or decision-making within the Supervisory Board, if with respect to the matter concerned he has a direct or indirect personal interests that conflicts with the interests of the Company and the business connected with it.

Article 15.5 applies by analogy. The Supervisory Board will however resolve the matter, if, as a result hereof, the Supervisory Board would not be able to make a decision.

Article 26. Financial Year and Annual Accounts.

(…)

26.2    Annually, not later than four months after the end of the financial year, the Management Board must prepare annual accounts and deposit the same for inspection by the Shareholders and other persons holding Meeting Rights at the Company’s office. Within the same period, the Management Board must also deposit the annual report for inspection by the Shareholders and other persons holding Meeting Rights.

(…)

26.4    Annually, the Supervisory Board must prepare a report, which will be enclosed with the annual accounts and the annual report.

26.5    The Company must ensure that the annual accounts, the annual report, the report of the Supervisory Board and the information to be added by virtue of the law are kept at its office as of the day on which notice of the annual General Meeting of Shareholders is given. Shareholders and other persons holding Meeting Rights may inspect the documents at that place and obtain a copy free of charge.

26.6    The annual accounts, the annual report and the information to be added by virtue of the law are furthermore subject to the provisions of Book 2, Title 9, of the Dutch Civil Code.

26.7    The language of the annual accounts and the annual report will be English.

Article 26. Financial Year and Annual Accounts.

(…)

26.2    Annually, not later than four months after the end of the financial year, the Management Board must prepare annual accounts and deposit the same for inspection by the Shareholders and other persons holding Meeting Rights at the Company’s office. Within the same period, the Management Board must also deposit the report of the Management Board for inspection by the Shareholders and other persons holding Meeting Rights.

(…)

26.4    Annually, the Supervisory Board must prepare a report, which will be enclosed with the annual accounts and the report of the Management Board.

26.5    The Company must ensure that the annual accounts, the report of the Management Board, the report of the Supervisory Board and the information to be added by virtue of the law are kept at its office as of the day on which notice of the annual General Meeting of Shareholders is given. Shareholders and other persons holding Meeting Rights may inspect the documents at that place and obtain a copy free of charge.

26.6    The annual accounts, the report of the Management Board and the information to be added by virtue of the law are furthermore subject to the provisions of Book 2, Title 9, of the Dutch Civil Code.

26.7    The language of the annual accounts and the report of the Management Board will be English.

Article 31. Annual General Meeting of Shareholders.

(…)

31.2    The agenda of such meeting will include the following subjects for discussion:

(a)       discussion of the annual report;

(b)      discussion and adoption of the annual accounts;

(c)       dividend proposal (if applicable);

(d)      appointment of an External Auditor;

(e)       other subjects presented for discussion by the Supervisory Board or the Management Board and announced with due observance of the provisions of these Articles of Association, as for instance (i) release of the Management Board members and Supervisory Board members from liability; (ii) discussion of the policy on reserves and dividends; (iii) designation of a body of the Company competent to issue Shares; and/or (iv) authorisation of the Management Board to make the Company acquire own Shares or depositary receipts for Shares.

Article 31. Annual General Meeting of Shareholders.

(…)

31.2    The agenda of such meeting will include the following subjects for discussion:

(a)       discussion of the report of the Management Board;

(b)      discussion on the implementation of the remuneration policy;

(c)       discussion and adoption of the annual accounts;

(d)      dividend proposal (if applicable);

(e)       appointment of an External Auditor;

(f)       other subjects presented for discussion by the Supervisory Board or the Management Board and announced with due observance of the provisions of these Articles of Association, as for instance (i) release of the Management Board members and Supervisory Board members from liability; (ii) discussion of the policy on reserves and dividends; (iii) designation of a body of the Company competent to issue Shares; and/or (iv) authorisation of the Management Board to make the Company acquire own Shares or depositary receipts for Shares.

EXPLANATORY NOTES TO THE PROPOSED AMENDMENT OF THE ARTICLES OF ASSOCIATION FOR AVG TECHNOLOGIES N.V. (AVG), as it will be proposed for adoption at the Annual General Meeting (AGM) of Shareholders to be held on 9 June 2016

1.	General

It is proposed to make several adjustments to AVG’s Articles of Association that have been prompted by (i) changes in the law and (ii) the desire to establish new rules in the Articles of Association for situations in which there are vacant seats on the Management Board or the Supervisory Board or in which one or more members of the Management Board or the Supervisory Board are unable to perform their duties. In addition, several amendments are being proposed that are more technical in nature.

2.	The Management and Supervision Act (Wet bestuur en toezicht)

On 1 January 2013, the Act of 6 June 2011 to amend Book 2 of the Dutch Civil Code on certain rules relating to the management and supervision of public companies and private limited liability companies came into effect (the Management and Supervision Act (Wet bestuur en toezicht)).

The statutory regulations on conflicts of interest of members of the Management Board and the Supervisory Board have been amended by the Management and Supervision Act. Pursuant to the Management and Supervision Act members of the Management Board or the Supervisory Board will not take part in deliberations or decision-making on a matter submitted for decision if he or she has a direct or indirect personal interest in the matter that conflicts with the interests of the Company and the business connected with it. In connection therewith, it is proposed to add new articles 15.4, 15.5 and 23.6 and to amend articles 16.2 and 16.3.

As of the introduction of the Management and Supervision Act it is no longer required that a binding nomination for appointment of a member to the Management Board or the Supervisory Board consists of at least two (2) persons. In connection therewith, it is proposed to change articles 14.3, 14.4, 20.3 and 20.4.

3.	Vacancy and Inability to Act

Under AVG’s current Articles of Association, if all seats on the Management Board are vacant or all Management Board members are unable to perform their duties, the Supervisory Board may temporarily entrust the management of the Company to one or more other persons. AVG believes that it would be undesired if its Management Board would temporarily consist of only one member. It is proposed that for each vacant seat on the Management Board, the Supervisory Board may decide that it will temporarily be occupied by a person (a stand-in) designated by the Supervisory Board and to amend article 18 in connection therewith.

4.	Other proposed amendments

It is proposed to change the maximum period for an authorisation by the general meeting of shareholders to the Management Board to acquire shares in AVG’s capital from five (5) years to eighteen (18) months, in accordance with Dutch law (see article 9.3). Furthermore, it is proposed to add a discussion of the implementation of the remuneration policy to the subjects that are discussed at the Annual General Meeting of shareholders in accordance with Dutch law (see article 31.2(b)). Lastly, it is proposed to change the definition of ‘annual report’ into ‘report of the Management Board’, in accordance with the definition used in Dutch law (see article 26).

5.	Power of attorney

The proposed Amendment of the Articles also includes granting a power of attorney to every member of the Management Board, the Company’s Secretary and every civil-law notary and deputy civil-law notary, at Allen & Overy LLP, Attorneys at Law, Civil-Law Notaries and Tax Consultants, in Amsterdam to have the Deed of Amendment of the Articles of Association executed.